UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
(Amendment No. __)*
Under the Securities Exchange Act of 1934
Penford Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
707051108
(CUSIP Number of Class of Securities)

Paul L. Robinson
Senior Vice President, General Counsel and Corporate Secretary
SEACOR Holdings Inc.
P.O. Box 13038
2200 Eller Drive
Ft. Lauderdale, Florida 33316
(954) 523-2200
with a copy to:
David Zeltner, Esq.
Milbank, Tweed, Hadley & McCloy LLP
1 Chase Manhattan Plaza
New York, NY 10005
(212) 530-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 2, 2013
(Date of Event which Requires Filing Statement on Schedule 13D)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☒

Note:	Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 707051108

(1)	NAMES OF REPORTING PERSONS
SEACOR Holdings Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS
WC
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 1,186,600
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 1,186,600
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,186,600
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.55% (1)
(14)	TYPE OF REPORTING PERSON CO: HC

(1) Based upon the net number of 12,418,428 shares of common stock of Penford Corporation (the "Issuer") stated to be outstanding as of April 2, 2013 by the Issuer in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended February 28, 2013 filed by the Issuer on April 5, 2013 with the Securities and Exchange Commission (the "Form 10-Q").

i

CUSIP No. 707051108

(1)	NAMES OF REPORTING PERSONS
F2 SEA Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS
WC
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 1,186,600
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 1,186,600
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,186,600
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.55% (2)
(14)	TYPE OF REPORTING PERSON CO: HC

(2) Based upon the net number of 12,418,428 shares of common stock of the Issuer stated to be outstanding as of April 2, 2013 by the Issuer in the Form 10-Q.

Item 1.    Security and Issuer

This statement on Schedule 13D (the "Schedule 13D") relates to the shares of common stock, par value $1.00 per share ("Common Stock"), of Penford Corporation, a Washington corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 7094 S. Revere Parkway, Centennial, CO 80112-3032. The securities reported herein were previously reported on Schedule 13G, as more fully described in Item 3 below.

Item 2.    Identity and Background

The persons filing this Schedule 13D are (a) SEACOR Holdings Inc., a Delaware corporation ("Holdings"), and (b) F2 SEA Inc., a Delaware corporation and wholly owned subsidiary of Holdings (collectively, the "Reporting Persons").

The principal business address of each Reporting Person is 2200 Eller Drive, P.O. Box 13038, Ft. Lauderdale, Florida 33316.

Holdings is primarily engaged in the business of owning, operating, investing in and marketing equipment, primarily in the offshore oil and gas and marine transportation industries. F2 SEA Inc. is primarily engaged in the business of investing.

The name, citizenship, present principal occupation or employment and business address of each director and executive officer of each Reporting Person are set forth in Schedule A attached hereto.

During the last five years, neither a Reporting Person nor any director or executive officer of a Reporting Person has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

The Reporting Persons beneficially own, in the aggregate, 1,186,600 shares of Common Stock (the "Shares"). The Reporting Persons are not reporting any changes in the aggregate beneficial ownership previously reported on the Schedule 13G (as defined below) and the amendments thereto.

The source of funding for the Shares was the general working capital of the respective purchasers.

As reported by Holdings in its Schedule 13G filed with the Securities and Exchange Commission (the "SEC") on October 13, 2010 (the "Schedule 13G"), Holdings beneficially owned 1,050,000 shares of Common Stock in the aggregate. The aggregate purchase price of the shares reported in the Schedule 13G was approximately $6,184,968.35 (including commissions and premiums).

As reported by Holdings in Amendment No. 1 to its Schedule 13G filed with the SEC on February 14, 2012, Holdings beneficially owned 1,090,000 shares of Common Stock in the aggregate. The aggregate purchase price of the additional 40,000 shares reported in Amendment No. 1 to the Schedule 13G was approximately $229,289.16 (including commissions and premiums).

As reported by Holdings in Amendment No. 2 to the Schedule 13G filed with the SEC on February 7, 2013, Holdings beneficially owned 1,186,600 shares of Common Stock in the aggregate. The aggregate purchase price of the additional 96,600 shares reported in Amendment No. 2 to the Schedule 13G was approximately $802,441.76 (including commissions and premiums).

Item 4.    Purpose of Transaction

The Reporting Persons have held the Shares for investment purposes with the intention of evaluating their investment in the Issuer on a continuing basis, including, reserving their rights to, from time to time, increase or decrease their holdings of the Issuer's securities, depending on market conditions and other relevant factors.

On July 2, 2013, Holdings delivered a letter to the Issuer (the "July 2 Letter"), which requests that a representative of Holdings be appointed to the Issuer's Board of Directors. A copy of the July 2 Letter is attached hereto as Exhibit 2 and is incorporated herein by reference.

Except as otherwise set forth in this Item 4, the Reporting Persons currently have no plans or proposals of the type that would be required to be disclosed pursuant to this Item 4, although the Reporting Person may from time to time consider pursuing or proposing any or all of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer

(a)    The Reporting Persons beneficially own, in the aggregate, the 1,186,600 Shares, representing approximately 9.55% of the Issuer's outstanding shares of Common Stock (based upon the net number of 12,418,428 shares of Common Stock stated to be outstanding as of April 2, 2013 by the Issuer in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended February 28, 2013 filed by the Issuer on April 5, 2013 with the SEC).

(b)    For purposes of this Schedule 13D, F2 SEA Inc. directly owns the Shares. Holdings has shared voting power and shared dispositive power with regard to such Shares.

(c)-(e)    Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.    Material to be Filed as Exhibits

1.	Joint Filing Agreement of the Reporting Persons.

2.	July 2 Letter.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.
Dated: July  3, 2013
SEACOR HOLDINGS INC.

By:    /s/ Paul L. Robinson
Name:    Paul L. Robinson
Title:    Senior Vice President, General Counsel
and Corporate Secretary

F2 SEA INC.

By:    /s/ Dick H. Fagerstal
Name:    Dick H. Fagerstal
Title:     President

v

Schedule A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

The following sets forth the name, position, and principal occupation or employment and business address of each director and executive officer of each of the Reporting Persons. Each such person is a citizen of the United States of America, except that Mr. Pierre Demandolx is a citizen of France, Mr. Dick Fagerstal is a citizen of Sweden and of the United States of America and Mr. Richard Ryan is a citizen of England. To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of the directors or executive officers of the Reporting Persons own any shares of the Common Stock.

SEACOR Holdings Inc.

Name	Position/Principal Occupation	Business Address
Charles Fabrikant	Executive Chairman of the Board of Directors	SEACOR Holdings Inc. 2200 Eller Drive, PO Box 13038 Fort Lauderdale, FL 33316
Oivind Lorentzen	President, Chief Executive Officer and Director	SEACOR Holdings Inc. 460 Park Avenue, 12th Floor New York, NY 10022
Dick Fagerstal	Senior Vice President, Corporate Development and Finance	SEACOR Holdings Inc. 460 Park Avenue, 12th Floor New York, NY 10022
Paul Robinson	Senior Vice President, General Counsel and Corporate Secretary	SEACOR Holdings Inc. 2200 Eller Drive, PO Box 13038 Fort Lauderdale, FL 33316
Richard Ryan	Senior Vice President	SEACOR Holdings Inc. 2200 Eller Drive, PO Box 13038 Fort Lauderdale, FL 33316
Matthew Cenac	Vice President and Chief Accounting Officer	SEACOR Holdings Inc. 2200 Eller Drive, PO Box 13038 Fort Lauderdale, FL 33316
Pierre De Demandolx	Director of SEACOR Holdings Inc. and General Partner DPH Conseils	DPH Conseils 3 Square Lamartine Paris, France 75116
Andrew R. Morse	Director of SEACOR Holdings Inc. and Managing Director and Senior Portfolio Manager of Morse, Towey and White	High Tower Advisors 505 Fifth Avenue, 12th Floor New York, NY 10017
Christopher Regan	Director of SEACOR Holdings Inc. and Co-Founder and Managing Director of The Chartis Group, LLC	The Chartis Group, LLC 140 Broadway, 46th Floor New York, NY 10005
Steven J. Wisch	Director of SEACOR Holdings Inc. and Co-Founder and Managing Partner of India Equity Partners	India Equity Partners Carnegie Hall Tower 152 West 57th Street, 45th Floor New York, NY 10019

F2 SEA Inc.

Name	Position	Business Address
Dick Fagerstal	President and Director of F2 SEA Inc. and Senior Vice President, Corporate Development and Finance of SEACOR Holdings Inc.	SEACOR Holdings Inc. 460 Park Avenue, 12th Floor New York, NY 10022
Charles Fabrikant	Vice President of F2 SEA Inc. and Executive Chairman of the Board of Directors of SEACOR Holdings Inc.	SEACOR Holdings Inc. 2200 Eller Drive, PO Box 13038 Fort Lauderdale, FL 33316
John Gellert	Vice President of F2 SEA Inc. and Director and Senior Vice President of SEACOR Holdings Inc.	SEACOR Holdings Inc. 460 Park Avenue, 12th Floor New York, NY 10022
Evan Behrens	Vice President of F2 SEA Inc. and Senior Vice President Business Development of SEACOR Holdings Inc.	SEACOR Holdings Inc. 460 Park Avenue, 12th Floor New York, NY 10022
Matthew Cenac	Vice President/Treasurer of F2 SEA Inc. and Vice President and Chief Accounting Officer of SEACOR Holdings Inc.	SEACOR Holdings Inc. 2200 Eller Drive, PO Box 13038 Fort Lauderdale, FL 33316
Lisa Manekin	Vice President/Secretary of F2 SEA Inc. and Treasurer of SEACOR Holdings Inc.	SEACOR Holdings Inc. 2200 Eller Drive, PO Box 13038 Fort Lauderdale, FL 33316

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the shares reported therein and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 3rd day of July, 2013.

SEACOR HOLDINGS INC.

By:    /s/ Paul L. Robinson
Name:    Paul L. Robinson
Title:    Senior Vice President, General Counsel
and Corporate Secretary

F2 SEA INC.

By:    /s/ Dick H. Fagerstal
Name:    Dick H. Fagerstal
Title:     President

Exhibit 2

JULY 2 LETTER

Mr. Paul Hatfield                                        July 2, 2013
Chairman of the Board
Penford Corporation
7904 South Revere Parkway
Centennial, Colorado 80112-3932

Dear Paul,

SEACOR Holdings Inc. has been a substantial shareholder in Penford Corporation for over four years and owns nearly 10% of its outstanding common stock. We have met or spoken with management on a number of occasions, including in person in Cedar Rapids,  and have expressed our support for the Company.

SEACOR is a well-capitalized, NYSE-listed company that enjoys a reputation for strong capital returns and fiscally prudent growth.  SEACOR has a strong presence in and knowledge of the agricultural industry.  SEACOR owns, operates and is partners in agricultural infrastructure assets, including a large presence in inland river barges and substantial investments in grain elevators and processing assets, both domestically and internationally.

We request the Board of Directors consider appointing a SEACOR representative to the Board. We believe a SEACOR representative will bring substantial experience and expertise to the Board that will be helpful in addressing the Company's challenges and seizing its opportunities.

To remain compliant with its obligations under the U.S. securities laws, SEACOR will be filing a Schedule 13D (in place of its Schedule 13G) to report its beneficial ownership of Penford's common stock solely as the result of its request for representation on the Board.

Please do not hesitate to contact me if you have any questions.  We look forward to your response.

Very truly yours,

/s/ Evan Behrens

Evan Behrens
Senior Vice President